Eric Blanchard +1 212 479 6565 eblanchard@cooley.com	Via EDGAR

March 24, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Kauten
Josh Shainess

Re:	Cyren Ltd. Registration Statement on Form S-3 Filed February 23, 2022 File No. 333-262926

Dear Mr. Kauten and Mr. Shainess:

On behalf of Cyren Ltd. (the “Company”), we are providing this letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated February 28, 2022 with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) filed on February 23, 2022. Concurrently with the submission of this response letter, the Company is filing an amendment to the Registration Statement (the “Amended Registration Statement”). In addition to addressing the comments raised by the Staff in its letter, the Company has included other revisions and updates to its disclosure in Amended Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. For your convenience, we have also set forth the Company’s responses to each of the Staff’s comments immediately below the corresponding numbered comment.

Registration Statement on Form S-3

Cover Page

1.	Your disclosure states that you may identify additional selling stockholders in a prospectus supplement. It appears you are relying on Rule 430B(b)(2) of Regulation C to omit the names of additional selling stockholders from the registration statement. Please tell us how you concluded you satisfy the conditions set forth in Rule 430B(b)(2)(i)-(iii), or revise your disclosure and confirm that all selling stockholders are identified.

RESPONSE: The Company acknowledges the Staff’s comment and has filed the Amended Registration Statement, which removes any references to additional selling stockholders. The only selling shareholders in this offering are those identified in the Amended Registration Statement and the Company has no intention of including additional selling stockholders in a prospectus supplement.

Cooley LLP 55 Hudson Yards New York, New York 10001-2157
t: (212) 479-6000 f: (212) 479-6275 cooley.com

United States Securities and Exchange Commission March 24, 2022 Page two

Incorporation by Reference, page 6

2.	Please add the Form 8-K filed on February 14, 2022 to the list of documents incorporated by reference. Refer to Item 12 of Form S-3.

RESPONSE: The Company acknowledges the Staff’s comment and has filed the Amended Registration Statement, which adds the current report on Form 8-K filed on February 14, 2022 to the list of documents incorporated by reference.

General

3.	Please update the financial statements and related disclosures provided in the registration statement as required by Rule 8-08 of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment and has filed the Amended Registration Statement, which incorporates by reference the Company’s annual report on Form 10-K for the year ended December 31, 2021 which includes the audited financial statements for the fiscal years ended December 31, 2021 and 2020 and accordingly revised all relevant sections of the filing to provide updated financial information.

* * *

Cooley LLP 55 Hudson Yards New York, New York 10001-2157
t: (212) 479-6000 f: (212) 479-6275 cooley.com

United States Securities and Exchange Commission March 24, 2022 Page three

We hope that the foregoing has been responsive to the Staff’s comments. Please contact me at (212) 479-6565 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

Cooley LLP

/s/ Eric Blanchard

Eric Blanchard

cc:   Brett Jackson, Cyren Ltd.

Brian Dunn, Cyren Ltd.

Daniel I. Goldberg, Cooley LLP

Cooley LLP 55 Hudson Yards New York, New York 10001-2157
t: (212) 479-6000 f: (212) 479-6275 cooley.com